INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

		As At
(thousands of Canadian dollars)	Notes	September 30, 2012	December 31, 2011
Assets
Current assets
Cash and cash equivalents	17	$9,187	$6,607
Accounts receivable and other	17	170,578	212,252
Inventories	4	76,033	60,952
Prepaid expenses		14,087	18,526
Risk management contracts	17	8,631	20,162
		278,516	318,499
Non-current assets
Long-term deposit		5,000	24,925
Investment tax credits and other		53,860	53,994
Deferred income tax asset		20,241	–
Exploration and evaluation assets	5	74,328	74,517
Property, plant and equipment	6	5,317,516	5,400,387
Other long-term asset		8,509	7,105
Goodwill		404,943	404,943
		5,884,397	5,965,871
Total assets		$6,162,913	$6,284,370

Liabilities
Current liabilities
Accounts payable and accrued liabilities	17	$339,248	$464,148
Current portion of convertible debentures	10, 17	332,184	107,146
Current portion of decommissioning liabilities and environmental remediation liabilities	7	22,664	12,782
		694,096	584,076
Non-current liabilities
Bank loan	9, 17	570,413	355,575
Convertible debentures	10, 17	300,511	634,921
Senior notes	17	480,319	495,674
Related party loan	17, 20	168,109	–
Long-term liability	8, 17	3,317	–
Decommissioning and environmental remediation liabilities	7	671,901	674,522
Post-employment benefit obligations		32,074	25,958
Deferred credits and other		560	5,093
Deferred income tax liability		13,521	54,907
		2,240,725	2,246,650
Total liabilities		$2,934,821	$2,830,726

Shareholder’s equity
Shareholder’s capital		3,860,786	3,860,786
Deficit		(572,678)	(388,995)
Accumulated other comprehensive loss	16	(60,016)	(18,147)
Total shareholder’s equity		3,228,092	3,453,644
Total liabilities and shareholder's equity		$6,162,913	$6,284,370

Commitments [Note 19]
The accompanying notes are an integral part of these consolidated financial statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

		Three months ended		Nine months ended
		September 30,		September 30,
(thousands of Canadian dollars)	Notes	2012	2011	2012	2011

Petroleum, natural gas, and refined products sales		$1,311,827	$895,235	$4,363,982	$3,063,269
Royalties		(36,710)	(46,996)	(128,917)	(139,415)
Revenues	12	1,275,117	848,239	4,235,065	2,923,854

Expenses
Purchased products for processing and resale		968,620	527,722	3,309,139	1,941,396
Operating		146,497	131,966	465,560	397,674
Transportation and marketing		6,044	12,053	19,465	29,115
General and administrative		16,827	15,062	47,242	44,283
Depletion, depreciation and amortization	6	167,830	159,602	512,678	450,556
Exploration and evaluation	5	5,618	831	24,702	11,286
Gains on disposition of property, plant and equipment		(4,881)	(65)	(5,350)	(745)
Finance costs	13	27,507	26,701	82,395	81,102
Risk management contracts (gains) losses	17	1,838	(2,833)	1,935	(8,127)
Foreign exchange (gains) losses	14	(4,296)	12,220	(4,162)	948
Impairment on property, plant and equipment	6	–	–	21,843	–
Loss before income tax		(56,487)	(35,020)	(240,382)	(23,634)

Income tax (recovery) expense		(18,178)	14,184	(56,699)	7,134
Net loss		(38,309)	(49,204)	(183,683)	(30,768)

Other comprehensive income (loss)
Gains (losses) on designated cash flow hedges, net of tax	16,17	(7,382)	42,930	(7,688)	53,518
Gains (losses) on foreign currency translation	16	(26,163)	79,260	(26,231)	50,319
Actuarial loss, net of tax	16	(3,331)	(7,642)	(7,950)	(7,642)
Comprehensive income (loss)		$(75,185)	$65,344	$(225,552)	$65,427

The accompanying notes are an integral part of these consolidated financial statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY (UNAUDITED)

				Other	Total
		Shareholder’s		Comprehensive	Shareholder’s
(thousands of Canadian dollars)	Notes	Capital	Deficit	Income (Loss)	Equity
Balance at December 31, 2011		$3,860,786	$(388,995)	$(18,147)	$3,453,644
Losses on derivatives designated as cash flow hedges, net of tax	16	–	–	(7,688)	(7,688)
Losses on foreign currency translation	16	–	–	(26,231)	(26,231)
Actuarial loss, net of tax	16	–	–	(7,950)	(7,950)
Net loss		–	(183,683)	–	(183,683)
Balance at September 30, 2012		$3,860,786	$(572,678)	$(60,016)	$3,228,092

Balance at December 31, 2010		$3,355,350	$(284,338)	$(54,157)	$3,016,855
Issue of share capital for cash		505,436	–	–	505,436
Gains on derivatives designated as cash flow hedges, net of tax		–	–	53,518	53,518
Gains on foreign currency translation		–	–	50,319	50,319
Actuarial loss, net of tax		–	–	(7,642)	(7,642)
Net loss		–	(30,768)	–	(30,768)
Balance at September 30, 2011		$3,860,786	$(315,106)	$42,038	$3,587,718

The accompanying notes are an integral part of these consolidated financial statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

		Nine Months Ended September 30,
(thousands of Canadian dollars)	Notes	2012	2011
Cash provided by (used in)
Operating Activities
Net loss		$(183,683)	$(30,768)
Items not requiring cash
Depletion, depreciation and amortization		512,678	450,556
Accretion of decommissioning and environmental remediation liabilities	7, 13	15,488	17,662
Unrealized (gains) losses on risk management contracts	17	911	(4,212)
Unrealized (gains) losses on foreign exchange	14	(4,985)	10,143
Non-cash interest income		(432)	(491)
Unsuccessful exploration and evaluation costs	5	21,940	10,952
Impairment on property, plant and equipment	6	21,843	–
Gains on disposition of property, plant and equipment		(5,350)	(745)
Deferred income tax (recovery) expense		(56,707)	7,129
Other non-cash items		(7,207)	582
Settlement of decommissioning and environmental remediation liabilities	7	(16,079)	(12,172)
Change in non-cash working capital	15	11,438	(32,774)
		309,855	415,862

Financing Activities
Issue of common shares, net of issue costs		–	505,436
Bank borrowing, net of repayments		215,335	244,179
Borrowings from related party loan	20	167,977	–
Redemption of convertible debentures	10	(106,796)	–
Other cash items		(224)	–
		276,292	749,615

Investing Activities
Business acquisitions		–	(509,591)
Additions to property, plant and equipment	6	(471,493)	(750,647)
Additions to exploration and evaluation assets	5	(38,332)	(47,851)
Additions to other long term assets		(2,014)	(7,413)
Property dispositions (acquisitions), net		8,835	(3,736)
Change in long-term liability	8	3,317	–
Change in non-cash working capital	15	(83,880)	142,588
		(583,567)	(1,176,650)

Change in cash and cash equivalents		2,580	(11,173)

Effect of exchange rate changes on cash		–	107

Cash and cash equivalents, beginning of period		6,607	18,906

Cash and cash equivalents, end of period		$9,187	$7,840

Interest paid		$52,983	$46,594
Income tax paid		$8	$5

The accompanying notes are an integral part of these consolidated financial statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
For the three and nine months ended September 30, 2012 and 2011
(Tabular amounts in thousands of Canadian dollars)

1.	Nature of Operations and Structure of the Company

Harvest Operations Corp. (“Harvest” or the “Company”) is an energy company with petroleum and natural gas operations focused on the operation and further development of assets in western Canada (“Upstream”) and a medium gravity sour crude hydrocracking refinery and retail and wholesale petroleum marketing business both located in the Province of Newfoundland and Labrador (“Downstream”). Harvest’s Downstream business operates under its wholly owned subsidiary, North Atlantic Refining Limited (“North Atlantic”).

Harvest is a wholly owned subsidiary of Korea National Oil Corporation (“KNOC”). The Company is incorporated and domiciled in Canada. Harvest’s principal place of business is located at 2100, 330 – 5th Avenue SW, Calgary, Alberta, Canada T2P 0L4.

These consolidated financial statements were approved and authorized for issue by the Board of Directors on November 14, 2012.

2.	Basis of Presentation

These interim consolidated financial statements have been prepared in accordance with IAS 34 – “Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The interim consolidated financial statements do not include all of the information required for annual financial statements and should be read in conjunction with the Audited Consolidated Financial Statements as at and for the year ended December 31, 2011, which were prepared in accordance with IFRS as issued by the IASB.

(a) Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for held- for-trading financial assets and derivative financial instruments, which are measured at fair value.

(b) Functional and Presentation Currency

In these consolidated financial statements, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars, which is the Company’s functional currency. All references to US$ are to United States dollars.

3.	Significant Accounting Policies

These interim consolidated financial statements follow the same accounting principles and methods of application as those disclosed in note 2 to the Company’s Audited Consolidated Financial Statements as at and for the year ended December 31, 2011.

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the current period consolidated financial statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

4.	Inventories

	September 30, 2012	December 31, 2011
Petroleum products
Upstream – pipeline fill	$1,063	$1,325
Downstream	71,203	56,298
Total petroleum product inventory	72,266	57,623
Parts and supplies	3,767	3,329
	$76,033	$60,952

For the three months and nine months ended September 30, 2012, Downstream recognized an inventory recovery (net of impairments) of $4.2 million (2011 – impairment of $4.8 million) and an impairment charge (net of reversals) of $7.5 million (2011 - $8.0 million), respectively. These amounts are included with “purchased products for processing and resale” in the consolidated statements of comprehensive income.

5.	Exploration and Evaluation Assets (“E&E”)

As at December 31, 2010	$59,554
Additions	50,883
Acquisition	18,627
Dispositions	(717)
Unsuccessful exploration & evaluation costs	(17,757)
Transfer to property, plant & equipment	(36,073)
As at December 31, 2011	$74,517
Additions	38,332
Disposition	(368)
Unsuccessful exploration and evaluation costs	(21,940)
Transfer to property, plant and equipment	(16,213)
As at September 30, 2012	$74,328

Harvest determined certain E&E costs to be unsuccessful and not recoverable, which were expensed as follows, together with pre-licensing expenses:

	Three months ended		Nine months ended
	September 30		September 30
	2012	2011	2012	2011
Pre-licensing costs	$150	$118	$2,762	$334
Unsuccessful E&E costs	5,468	713	21,940	10,952
E&E expense	$5,618	$831	$24,702	$11,286

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

6.	Property, Plant and Equipment (“PP&E”)

	Upstream	Downstream	Total
Cost:
As at December 31, 2010	$3,964,155	$1,081,885	$5,046,040
Additions	682,497	284,244	966,741
Acquisitions	533,963	–	533,963
Change in decommissioning liabilities	(18,245)	3,767	(14,478)
Transfers from E&E	36,073	–	36,073
Disposals	(882)	(18,031)	(18,913)
Exchange adjustment	–	36,928	36,928
Investment tax credits	–	(10,187)	(10,187)
As at December 31, 2011	$5,197,561	$1,378,606	$6,576,167
Additions	438,807	32,686	471,493
Acquisitions	1,270	–	1,270
Change in decommissioning liabilities	6,674	–	6,674
Transfers from E&E	16,213	–	16,213
Disposals	(4,385)	–	(4,385)
Exchange adjustment	–	(46,409)	(46,409)
Investment tax credits	–	(496)	(496)
As at September 30, 2012	$5,656,140	$1,364,387	$7,020,527

Accumulated depletion, depreciation, amortization and impairment losses:
As at December 31, 2010	$484,302	$78,502	$562,804
Depreciation, depletion and amortization	535,384	91,006	626,390
Disposals	–	(18,031)	(18,031)
Exchange adjustment	–	4,617	4,617
As at December 31, 2011	1,019,686	156,094	1,175,780
Depreciation, depletion and amortization	433,579	78,489	512,068
Impairment	21,843	–	21,843
Exchange adjustment	–	(6,680)	(6,680)
As at September 30, 2012	$1,475,108	$227,903	$1,703,011

Net Book Value
As at September 30, 2012	$4,181,032	$1,136,484	$5,317,516
As at December 31, 2011	$4,177,875	$1,222,512	$5,400,387

General and administrative costs of $5.6 million and $17.2 million have been capitalized during the three and nine months ended September 30, 2012 (2011 – $5.5 million and $14.5 million respectively). Borrowing costs relating to the development of BlackGold assets and the Downstream debottlenecking project have been capitalized within PP&E during the three and nine months ended September 30, 2012 in the amounts of $3.9 million and $10.1 million (2011 – $2.6 million and $5.9 million respectively), at a weighted average interest rate of 5.74% and 5.65% respectively (2011 – 6.36% and 6.76% respectively).

At September 30, 2012 the following costs were excluded from the asset base subject to depreciation, depletion and amortization: BlackGold oil sands assets of $625.7 million (2011 – $497.2 million); Downstream assets under construction of $118.4 million (2011 – $102.5 million); and Downstream major parts inventory of $7.3 million (2011 – $7.5 million).

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

PP&E impairment expense for the three and nine months ended September 30, 2012 was $nil and $21.8 million respectively (2011 - $nil). During the first quarter of 2012, Harvest recorded an impairment of $21.8 million (before tax) to its Upstream PP&E relating to certain gas properties in the South Alberta cash generating unit to reflect lower forecasted gas prices, which resulted in lower estimated future cash flows. The recoverable amount was based on the assets’ value-in-use, estimated using the net present value of the future cash flows using a pre-tax discount rate of 10%.

7.	Decommissioning & Environmental Remediation Liabilities

Harvest estimates the total undiscounted amount of cash flows required to settle its decommissioning and environmental remediation liabilities to be approximately $1.5 billion at September 30, 2012 (2011 - $1.4 billion), which will be incurred between now and 2072. A risk-free discount rate of 3.0% (2011 - 3.0%) and inflation rate of 1.7% (2011 - 1.7%) were used to calculate the fair value of the decommissioning and environmental remediation liabilities. The following is a reconciliation of the decommissioning liabilities:

	Upstream	Downstream	Total
Decommissioning liabilities at December 31, 2010	$649,098	$10,426	$659,524
Liabilities assumed on acquisitions	36,403	–	36,403
Liabilities incurred	26,922	–	26,922
Settled during the period	(22,110)	–	(22,110)
Revisions (change in estimate)	(46,627)	3,767	(42,860)
Disposals	(708)	–	(708)
Accretion	22,895	400	23,295
Decommissioning liabilities at December 31, 2011	$665,873	$14,593	$680,466
Environmental remediation at December 31, 2011	6,838	–	6,838
Balance at December 31, 2011	$672,711	$14,593	$687,304

Decommissioning liabilities at December 31, 2011	$665,873	$14,593	$680,466
Liabilities incurred	14,210	–	14,210
Settled during the period	(14,939)	–	(14,939)
Revisions (change in estimated timing and costs)	(7,536)	–	(7,536)
Accretion	15,007	324	15,331
Decommissioning liabilities at September 30, 2012	$672,615	$14,917	$687,532
Environmental remediation at September 30, 2012	7,033	–	7,033
Balance at September 30, 2012	$679,648	$14,917	$694,565

Current portion	$22,664	$–	$22,664
Non-current portion	656,984	14,917	671,901
Balance at September 30, 2012	$679,648	$14,917	$694,565

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

8.	Long-Term Liability

On May 30, 2012, Harvest amended certain aspects of its BlackGold oil sands project engineering, procurement and construction (“EPC”) contract, including revising the compensation terms from a lump sum price to a cost reimbursable price and confirming greater Harvest control over project execution. The cost pressures and resultant contract changes are expected to increase the net EPC costs to approximately $520 million from $311 million, after allowing for certain costs which are not reimbursable to the EPC contractor. Harvest and the EPC contractor also agreed to apply the cumulative progress payments made under the lump sum contract and the remaining deposit of $24.4 million as at May 30, 2012 towards costs incurred to date.

Under the amended EPC contract, a maximum of approximately $101 million of the EPC costs will be paid in equal installments, without interest, over 10 years commencing on the completion of the EPC work in 2014. The liability is considered a financial liability and is initially recorded at fair value, which is estimated as the present value of all future cash payments discounted using the prevailing market rate of interest for similar instruments. As at September 30, 2012, Harvest recognized a liability of $3.3 million using a discount rate of 4.50%.

9.	Bank Loan

Under the credit facility agreement, Harvest is required to maintain certain financial ratios. On June 29, 2012, the credit facility agreement was amended to revise the maximum allowable total debt to annualized EBITDA ratio from 3.5:1 to the following:

Twelve months ending	Total debt to annualized EBITDA(1)
June 30, 2012	4.25:1.0 or less
September 30, 2012	4.25:1.0 or less
December 31, 2012	4.00:1.0 or less
March 31, 2013	3.75:1.0 or less
June 30, 2013 and thereafter	3.50:1.0 or less

(1)	Calculated based on Harvest’s credit facility covenant requirements (see note 11).

On July 31, 2012, Harvest extended the credit facility agreement by one year to April 30, 2016. Except for the above amendments, all other terms to the credit facility agreement remain unchanged.

At September 30, 2012, Harvest had $573.5 million drawn from the $800 million credit facility capacity (2011 - $358.9 million). The carrying value of the bank loan includes $3.1 million of deferred financial charges at September 30, 2012 (2011 - $3.3 million). For the three and nine month periods ended September 30, 2012, interest charges on bank loans aggregated to $4.6 million and $12.7 million (2011 - $1.7 million and $3.0 million respectively), reflecting an effective interest rate of 3.14% and 4.42% (2011 – 2.98% for both periods).

10.	Convertible Debentures

On September 19, 2012, Harvest redeemed $106.8 million of the outstanding 6.40% series of convertible debentures at an amount of $1,024.90 per $1,000 principal amount. The redemption price was equal to the principal plus all accrued and unpaid interest thereon. Harvest recognized a nominal gain on the redemption, which has been included in “finance costs” in the consolidated statements of comprehensive income (see note 13).

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

11.	Capital Structure

Harvest considers its capital structure to be its credit facility, senior notes, related party loan, convertible debentures and shareholder’s equity.

	September 30, 2012	December 31, 2011
Bank loan(1)	$573,495	$358,885
Senior notes (US$500 million)(2)	491,600	508,500
Related party loan (US$170 million)(2)	167,144	–
Principal amount of convertible debentures	627,177	733,973
	$1,859,416	$1,601,358
Shareholder’s equity	3,228,092	3,453,644
	$5,087,508	$5,055,002

(1)	Excludes deferred financing fees
(2)	Principal amount converted at the period end exchange rate

Harvest’s primary objective in its management of capital resources is to have access to capital to fund its financial obligations as well as future growth. Harvest monitors its capital structure and makes adjustments according to market conditions to remain flexible while meeting these objectives. Accordingly, Harvest may adjust its capital spending programs, issue equity, issue new debt or repay existing debt.

Harvest evaluates its capital structure using the following financial ratios. These ratios are also included in the externally imposed capital requirements under the Company’s credit facility, senior notes and convertible debentures. Harvest was in compliance with all debt covenants at September 30, 2012.

	Covenant	September 30, 2012	December 31, 2011
Senior debt (1) to Annualized EBITDA (3)	3.00 to 1.0 or less	1.38	0.73
Total debt (2) to Annualized EBITDA (3)	4.25 to 1.0(4) or less	3.73	2.72
Senior debt (1) to Capitalization (5)	50% or less	14%	10%
Total debt (2) to Capitalization (5)	55% or less	38%	36%

(1)

Senior debt consists of letters of credit of $8.1 million (December 31, 2011 – $8.7 million), bank loan of $570.4 million (December 31, 2011 - $355.6 million) and guarantees of $75.8 million (December 31, 2011 - $92.1 million) at September 30, 2012.

(2)	Total debt consists of senior debt, convertible debentures and senior notes.
(3)

Annualized EBITDA is defined in Harvest’s credit facility agreement as earnings before finance costs, income tax expense or recovery, depletion, depreciation and amortization, exploration and evaluation costs, impairment of assets, unrealized gains or losses on risk management contracts, unrealized gains or losses on foreign exchange, gains or losses on disposition of assets and other non-cash items.

(4)	The covenant ratio was changed from 3.5 to 1.0 to 4.25 to 1.0 on June 29, 2012. See note 9.
(5)	Capitalization consists of total debt, related party loan and shareholder’s equity less equity for BlackGold of $458.8 million at September 30, 2012 (December 31, 2011 - $459.9 million).

12.	Revenues

	Three months ended		Nine months ended
	September 30		September 30
	2012	2011	2012	2011
Petroleum and natural gas sales, net of royalty	$239,346	$264,607	$751,971	$792,331
Refined products sales	1,026,161	576,504	3,461,788	2,140,031
Effective portion of realized crude oil hedges	9,610	7,128	21,306	(8,508)
	$1,275,117	$848,239	$4,235,065	$2,923,854

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

13.	Finance Costs

	Three months ended		Nine months ended
	September 30		September 30
	2012	2011	2012	2011
Interest and other finance charges	$26,275	$23,493	$77,080	$69,334
Accretion of decommissioning and environmental remediation liabilities	5,158	5,819	15,488	17,662
Gain on redemption of convertible debentures	(48)	–	(48)	–
Less: capitalized interest	(3,878)	(2,611)	(10,125)	(5,894)
	$27,507	$26,701	$82,395	$81,102

14.	Foreign Exchange

	Three months ended		Nine months ended
	September 30		September 30
	2012	2011	2012	2011
Realized (gains) losses on foreign exchange	$1,515	$(9,029)	$823	$(9,195)
Unrealized (gains) losses on foreign exchange	(5,811)	21,249	(4,985)	10,143
	$(4,296)	$12,220	$(4,162)	$948

15.	Supplemental Cash Flow Information

	Nine months ended September 30
	2012	2011
Source (use) of cash:
Accounts receivable and other	$41,674	$3,218
Prepaid expenses and long-term deposit	24,364	45,530
Inventories	(15,081)	(52,808)
Accounts payable and accrued liabilities	(124,900)	117,848
Net changes in non-cash working capital	$(73,943)	$113,788

Changes relating to operating activities	11,438	(32,774)
Changes relating to investing activities	(83,880)	142,588
Add: Non-cash changes	(1,501)	3,974
	$(73,943)	$113,788

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

16.	Other Comprehensive Income (“OCI”) and Accumulated Other Comprehensive Income (“AOCI”)

	Foreign	Designated
	Currency	Cash Flow	Actuarial
	Translation	Hedges, Net of	Loss, Net of
	Adjustment	Tax	Tax	Total
AOCI at December 31, 2010	$(45,920)	$(5,020)	$(3,217)	$(54,157)
Reclassification to net income of losses on cash flow hedges	–	7,050	–	7,050
Gains on derivatives designated as cash flow hedges	–	12,371	–	12,371
Actuarial loss	–	–	(4,891)	(4,891)
Gains on foreign currency translation	21,480	–	–	21,480
AOCI at December 31, 2011	$(24,440)	$14,401	$(8,108)	$(18,147)
Reclassification to net income of gains on cash flow hedges	–	(15,423)	–	(15,423)
Gains on derivatives designated as cash flow hedges	–	7,735	–	7,735
Actuarial loss	–	–	(7,950)	(7,950)
Losses on foreign currency translation	(26,231)	–	–	(26,231)
AOCI at September 30, 2012	$(50,671)	$6,713	$(16,058)	$(60,016)

The following table summarizes the impacts of the cash flow hedges on the OCI:

	Three months ended September 30				Nine months ended September 30
	After - tax		Pre - tax		After - tax		Pre - tax
	2012	2011	2012	2011	2012	2011	2012	2011
(Gains) losses reclassified from OCI to revenues	$(6,956)	$(5,360)	$(9,610)	$(7,128)	$(15,423)	$6,364	$(21,306)	$8,508
Gains (losses) recognized in OCI	$(426)	$48,290	$(588)	$64,221	$7,735	$47,154	$10,685	$63,031

Total	$(7,382)	$42,930	$(10,198)	$57,093	$(7,688)	$53,518	$(10,621)	$71,539

Effective July 31, 2012, the Company discontinued hedge accounting for its crude oil and foreign exchange derivative contracts that had been previously designated as cash flow hedges as the hedges were no longer considered highly effective. Though the hedges no longer meet the criteria for hedge accounting, the hedged forecast crude sales are still expected to occur. As such, the cumulative gains or losses that had been recognized in OCI during the period when the hedges were effective remain in AOCI until the hedged transactions occur. Changes in the fair value of these derivative contracts subsequent to July 31, 2012 have been recognized in “risk management contracts gains or losses” within the consolidated statements of comprehensive income (see note 17). As at September 30, 2012, $6.7 million of gains remained in AOCI related to the effective cash flow hedges prior to the discontinuation of hedge accounting and are expected to be released to revenues within the next three months when the hedged sales affect earnings.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

17.	Financial Instruments

(a) Fair Values

The carrying value and fair value of Harvest’s financial instruments are disclosed below by financial instrument category:

	September 30, 2012		December 31, 2011
	Carrying		Carrying
	Value	Fair Value	Value	Fair Value
Financial assets
Loans and Receivables
Accounts receivable and other	$170,578	$170,578	$212,252	$212,252
Held for Trading
Cash and cash equivalents	9,187	9,187	6,607	6,607
Risk management contracts	8,631	8,631	20,162	20,162
Total Financial Assets	$188,396	$188,396	$239,021	$239,021
Financial Liabilities
Measured at Amortized Cost
Accounts payable and accrued liabilities	339,248	339,248	464,148	464,148
Bank loan	570,413	573,495	355,575	358,885
Senior notes	480,319	538,302	495,674	523,119
Related party loan	168,109	168,109	–	–
Convertible debentures	632,695	643,496	742,067	752,345
Long-term liability	3,317	3,317	–	–
Total Financial Liabilities	$2,194,101	$2,265,967	$2,057,464	$2,098,497

(b) Risk Management Contracts

Harvest at times uses electricity price swap contracts to manage some of its price risk exposure. These swap contracts are not designated as hedges and are entered into for periods consistent with forecast electricity purchases. Harvest did not have any electricity price swap contracts during the three and nine months ended September 30, 2012.

The Company enters into crude oil and foreign exchange contracts to reduce the volatility of cash flows from some of its forecast sales. Effective July 31, 2012, Harvest no longer designates its crude oil derivative contracts and certain foreign exchange contracts as cash flow hedges. Prior to the discontinuation of hedge accounting, the effective portion of the unrealized gains and losses was included in OCI. The effective portion of the realized gains and losses was removed from AOCI and included in petroleum, natural gas, and refined product sales (see note 16). The ineffective portion of the unrealized and realized gains and losses were recognized in the consolidated income statement. Subsequent to the discontinuation of hedge accounting, all changes in the fair value of these derivative contracts are recognized in the consolidated income statement.

Risk management contracts (gains) losses recorded to income include the ineffective portion of the gains or losses on the derivative contracts designated as cash flow hedges, the gains or losses on the derivatives that were not designated as hedges and the gains or losses subsequent to the discontinuation of hedge accounting on the previously designated derivatives:

	Three months ended September 30
			2012			2011
		Crude				Crude
	Power	oil	Currency	Total	Power	oil	Currency	Total
Realized (gains) losses	$–	$707	$143	$850	$(3,178)	$1,471	$–	$(1,707)
Unrealized (gains) losses	–	986	2	988	1,507	(2,470)	(163)	(1,126)
	$–	$1,693	$145	$1,838	$(1,671)	$(999)	$(163)	$(2,833)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	Nine months ended September 30
			2012			2011
		Crude				Crude
	Power	oil	Currency	Total	Power	oil	Currency	Total
Realized (gains) losses	$–	$725	$299	$1,024	$(5,794)	$1,879	$–	$(3,915)
Unrealized (gains) losses	–	909	2	911	(1,453)	(2,596)	(163)	(4,212)
	$–	$1,634	$301	$1,935	$(7,247)	$(717)	$(163)	$(8,127)

The following is a summary of Harvest’s risk management contracts outstanding at September 30, 2012:

Contracts Not Designated as Hedges
Contract Quantity	Type of Contract	Term	Contract Price	Fair Value
4,200 bbls/day	Crude oil price swap	Oct – Dec 2012	US $111.37/bbl	$6,939
US $468/day	Foreign exchange swap	Oct – Dec 2012	$1.0236 Cdn/US	1,692
				$8,631

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

18.	Segment Information

Harvest operates in Canada and has two reportable operating segments: Upstream and Downstream. Harvest’s Upstream operations consist of development, production and subsequent sale of petroleum, natural gas and natural gas liquids, while its Downstream operations include the purchase of crude oil, the refining of crude oil, the sale of the refined products including a network of retail operations and the supply of refined products to commercial and wholesale customers.

	Three months ended September 30
	Downstream(2)		Upstream(2)		Total
	2012	2011	2012	2011	2012	2011
Petroleum, natural gas and refined products sales(1)	$1,026,161	$576,504	$285,666	$318,731	$1,311,827	$895,235
Royalties	–	–	(36,710)	(46,996)	(36,710)	(46,996)
Revenues	$1,026,161	$576,504	$248,956	$271,735	$1,275,117	$848,239

Expenses
Purchased products for resale and processing	968,620	527,722	–	–	968,620	527,722
Operating	53,334	43,845	93,163	88,121	146,497	131,966
Transportation and marketing	757	2,295	5,287	9,758	6,044	12,053
General and administrative	150	441	16,677	14,621	16,827	15,062
Depletion, depreciation and amortization	25,182	22,532	142,648	137,070	167,830	159,602
Exploration and evaluation	–	–	5,618	831	5,618	831
Gains on disposition of PP&E	–	–	(4,881)	(65)	(4,881)	(65)
Risk management contracts (gains) losses	–	–	1,838	(2,833)	1,838	(2,833)
Operating income (loss)	$(21,882)	$(20,331)	$(11,394)	$24,232	$(33,276)	$3,901

Finance costs					27,507	26,701
Foreign exchange (gains) losses					(4,296)	12,220
Loss before income tax					$(56,487)	$(35,020)

Income tax recovery (expense)					(18,178)	14,184
Net loss					$(38,309)	$(49,204)

(1)

Of the total Downstream revenue, one customer represents sales of $853.1 million for the three months ended September 30, 2012 (2011 – two customers with sales of $368.9 million and $30.9 million). No other single customer within either segment represents greater than 10% of Harvest’s total revenue.

(2)	There is no intersegment activity.

	Three months ended September 30
	Downstream		Upstream		Total
Capital Expenditures	2012	2011	2012	2011	2012	2011
Business acquisition	$–	$–	$–	$(2,932)	$–	$(2,932)
Additions to PP&E	12,886	100,132	106,276	184,316	119,162	284,448
Additions to E&E	–	–	7,636	6,281	7,636	6,281
Additions to other long term assets	–	–	2,014	7,413	2,014	7,413
Property acquisitions (dispositions), net	–	–	(8,082)	350	(8,082)	350
Total expenditures	$12,886	$100,132	$107,844	$195,428	$120,730	$295,560

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	Nine months ended September 30
	Downstream(2)		Upstream(2)		Total
	2012	2011	2012	2011	2012	2011
Petroleum, natural gas and refined products sales(1)	$3,461,788	$2,140,031	$902,194	$923,238	$4,363,982	$3,063,269
Royalties	–	–	(128,917)	(139,415)	(128,917)	(139,415)
Revenues	$3,461,788	$2,140,031	$773,277	$783,823	$4,235,065	$2,923,854

Expenses
Purchased products for resale and processing	3,309,139	1,941,396	–	–	3,309,139	1,941,396
Operating	183,886	143,643	281,674	254,031	465,560	397,674
Transportation and marketing	3,111	5,229	16,354	23,886	19,465	29,115
General and administrative	450	1,323	46,792	42,960	47,242	44,283
Depletion, depreciation and amortization	78,489	64,208	434,189	386,348	512,678	450,556
Exploration and evaluation	–	–	24,702	11,286	24,702	11,286
Gains on disposition of PP&E	–	–	(5,350)	(745)	(5,350)	(745)
Risk management contracts (gains) losses	–	–	1,935	(8,127)	1,935	(8,127)
Impairment on PP&E	–	–	21,843	–	21,843	–
Operating income (loss)	$(113,287)	$(15,768)	$(48,862)	$74,184	$(162,149)	$58,416

Finance costs					82,395	81,102
Foreign exchange (gains) losses					(4,162)	948
Loss before income tax					$(240,382)	$(23,634)

Income tax (recovery) expense					(56,699)	7,134
Net loss					$(183,683)	$(30,768)

(1)

Of the total Downstream revenue, one customer represents sales of $2.9 billion for the nine months ended September 30, 2012 (2011 – two customers with sales of $1.4 billion and $161.3 million). No other single customer within either segment represents greater than 10% of Harvest’s total revenue.

(2)	There is no intersegment activity.

	Nine months ended September 30
	Downstream		Upstream		Total
Capital Expenditures	2012	2011	2012	2011	2012	2011
Business acquisition	$–	$–	$–	$509,591	$–	$509,591
Additions to PP&E	32,686	244,752	438,807	505,895	471,493	750,647
Additions to E&E	–	–	38,332	47,851	38,332	47,851
Additions to other long term assets	–	–	2,014	7,413	2,014	7,413
Property acquisitions (dispositions), net	–	–	(8,835)	3,736	(8,835)	3,736
Total expenditures	$32,686	$244,752	$470,318	$1,074,486	$503,004	$1,319,238

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

				Other Long-
	Total Assets	PP&E	E&E	Term Assets	Goodwill
September 30, 2012
Downstream	$1,317,454	$1,136,484	$–	$–	$–
Upstream	4,845,459	4,181,032	74,328	8,509	404,943
Total	$6,162,913	$5,137,516	$74,328	$8,509	$404,943
December 31, 2011
Downstream	$1,408,112	$1,222,512	$–	$–	$–
Upstream	4,876,258	4,177,875	74,517	7,105	404,943
Total	$6,284,370	$5,400,387	$74,517	$7,105	$404,943

19.	Commitments

The following is a summary of Harvest’s contractual obligations and commitments as at September 30, 2012:

	Maturity
				After 5
	1 year	2-3 years	4-5 years	years	Total
Debt repayments(1)	$330,548	$296,629	$573,495	$658,744	$1,859,416
Debt interest payments(1)	98,690	136,643	89,606	–	324,939
Purchase commitments(2)	259,836	83,663	20,000	60,000	423,499
Operating leases	11,928	16,814	6,645	786	36,173
Transportation agreements(3)	9,659	12,714	2,790	218	25,381
Feedstock & other purchase commitments(4)	842,509	–	–	–	842,509
Employee benefits(5)	10,730	15,787	9,351	236	36,104
Decommissioning liabilities and environmental remediation liabilities(6)	22,664	37,865	34,256	1,372,370	1,467,155
Total	$1,586,564	$600,115	$736,143	$2,092,354	$5,015,176

(1)	Assumes constant period end foreign exchange rate.
(2)	Relates to the BlackGold oil sands project commitment, drilling commitments, and Downstream capital commitments. .
(3)	Relates to firm transportation commitments.
(4)	Includes commitments to purchase refinery crude stock under the supply and offtake agreement, purchased fuel and other additives.
(5)	Relates to the expected contributions to employee benefit plans and long-term incentive plan payments.
(6)	Represents the undiscounted obligation by period.

20.	Related Party Transactions

For the three and nine months ended September 30, 2012, Harvest billed KNOC and certain KNOC subsidiaries for a total of $0.9 million and $1.7 million, respectively (2011 - $0.2 million and $0.5 million) primarily related to technical services provided by Harvest’s Global Technology and Research Centre (“GTRC”). As at September 30, 2012, $0.8 million (2011 - $1.1 million) remained outstanding from KNOC in accounts receivable. KNOC billed Harvest $0.1 million for the nine months ended September 30, 2012 (2011 – $nil) for reimbursement to KNOC for secondee salaries. As at September 30, 2012, $0.2 million (2011 - $0.6 million) remains outstanding in accounts payable.

KNOC Trading Corporation (“KNOC Trading”) is a wholly owned subsidiary of North Atlantic. On a monthly basis, KNOC Trading receives revenue from ANKOR E&P Holdings Corp. (“ANKOR”) and Dana Petroleum plc (“Dana”), both of which are wholly owned U.S. subsidiaries of KNOC, by providing oil marketing service such as the sale of products on behalf of ANKOR and Dana. For the three and nine months ended September 30, 2012, all of KNOC Trading’s revenue of $0.3 million and $0.6 million respectively (2011 - $nil) were derived from ANKOR and Dana.

On August 16, 2012, Harvest entered into a subordinated loan agreement with ANKOR to borrow US $170 million at a fixed interest rate of 4.62% per annum. The principal balance outstanding and accrued interest is revalued using the exchange rate at the end of each reporting period. At September 30, 2012, $167.1 million of principal and $1.0 million of accrued interest remained outstanding. Interest expense was $1.0 million for the three and nine months ended September 30, 2012. Harvest may, at its sole discretion, repay the principal in whole or in part without premium or penalty, together with all accrued interest at any time during the term of the agreement. No payments of principal or interests are scheduled before the maturity of the loan on October 2, 2017. The loan is unsecured and the loan agreement contains no restrictive covenants. For purposes of Harvest’s bank loan covenant requirements, the loan is excluded from the ‘total debt’ amount but included in the ‘total capitalization’ amount.